

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 8, 2011

Mr. David J. Oakes
Developers Diversified Realty Corporation
3300 Enterprise Parkway
Beachwood, OH 44122

> **Re:** **Developers Diversified Realty Corporation**
> **Form 10-K for the year ended December 31, 2010**
> **File No. 1-11690**

Dear Mr. Oakes:

We have reviewed your first response letter filed April 28, 2011 and have the following additional comment. Where indicated, we think you should revise your document in response to this comment. If you disagree with our comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the fiscal year ended December 31, 2010

Item 2 - Properties, page 16

1.   We note your response to comment 2 in our letter dated April 28, 2011. Please provide a more thorough discussion as to why you do not believe "same store" NOI to be a key performance indicator as consistent with your discussion with the staff regarding the use of this metric for your company's performance.

You may contact Howard Efron, Staff Accountant, at (202) 551-3439 or me at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Jerard Gibson, Staff Attorney, at (202) 551-3473 or Tom Kluck, Branch Chief at (202) 551-3233 with regard to legal comments.

Sincerely,

Kevin Woody
Branch Chief